Mail Stop 4-6

			August 24, 2004

Bobby Yazdani
Chief Executive Officer and
Chairman of the Board
Saba Software, Inc.
2400 Bridge Parkway
Redwood Shores, California 94065-1166

	RE:	Saba Software, Inc.
		Registration Statement on Form S-3
		Filed August 13, 2004
		File No. 333-118226

Dear Mr. Yazdani:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	In this regard, we note that your audited financial statements fail to comply with the timelines requirements of Section 3-12 of Regulation S-X. We will not further review your filing until this matter is rectified. When this matter is rectified, we intend to perform a full review on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Until the above matter concerning your audited financial statements is corrected, however, you are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting an amendment to correct the deficiencies or a request for withdrawal of the filing.

Direct questions to Robert D. Bell, Staff Attorney, at (202) 942-
1953, Mark P. Shuman, Special Counsel, at (202) 942-1800, or me at
(202) 942-1800.

						Sincerely,


						Barbara C. Jacobs
						Assistant Director
						Office of Computers and Online Services



cc:	James R. Tanenbaum, Esq.
	Morrison & Foerster LLP
	Fax (212) 468-7900
Mr Bobby Yazdani
Saba Software, Inc.
Form S-3; 333-118226
August 24, 2004
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